SECURITAS

Securitas AB

Interim Report
January – March 2007

- *Total sales amounted to MSEK 15,218 (14,948)*
- *Income before taxes amounted to MSEK 694 (655)*
- *Net income after tax amounted to MSEK 518 (451)*
- *Earnings per share amounted to SEK 1.41 (1.23)*

MSEK	Q1 2007	Q1 2006	*Total change %*	FY 2006	FY 2005	*Total change %*
Sales	**15,218**	**14,948**	*2*	**60,523**	**58,201**	*4*
Organic sales growth, %	*5*	*5*		*6*	*4*	
Operating income before amortization	**823**	**809**	*2*	**3,591**	**3,526**	*2*
Operating margin, %	*5.4*	*5.4*		*5.9*	*6.1*	
Real change, %	*7*	*-1*		*4*	*5*	
Income before taxes and items affecting comparability	**670**	**665**	*1*	**2,943**	**2,992**	*-2*
Real change, %	*6*	*-6*		*4*	*8*	
Income before taxes	**694**	**655**	*6*	**883**	**2,841**	*-69*
Real change, %	*12*	*-8*		*-67*	*4*	
Net income for the period, continuing operations	**518**	**451**	*15*	**513**	**2,158**	-
Earnings per share, before items affecting comparability, continuing operations (SEK)	1.37	1.25	*10*	5.97	6.24	*-4*
Earnings per share, continuing operations (SEK)	1.41	1.23	*15*	1.41	5.84	*-76*

Comments from the CEO, Alf Göransson

"As a further step in specialization and customer focus, a new segment organization was introduced as of January 1, 2007. Mobile and Monitoring specialize in security services for small and medium-sized businesses and electronic alarm surveillance, and increased investments are presently made in sales resources in order to drive the organic sales growth. The new Group management team is accordingly also now in place. The Securitas strategy for the coming years is presently being developed, and will be presented in conjunction with the presentation of the half year interim report in August 2007.

During the first quarter 2007, it has come to our attention that the cut-off procedures in Loomis Cash Management Ltd (LCM) implemented at year end 2006 were not fully comprehensive, and new stock takes are required and the result is expected during the second half of 2007. Due to the development in the UK cash handling operation, the listing of Loomis will not take place in 2007."

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Organic Sales Growth and Operating Margin Development

MSEK	Q1 2007 Organic sales growth, %	Q1 2007 Operating margin, %	Q1 2006 Organic sales growth, %	Q1 2006 Operating margin, %
Security Services North America	4	*5.0*	6	*4.7*
Security Services Europe	8	*5.5*	5	*5.6*
Mobile and Monitoring	7	*11.5*	3	*12.2*
Security Services	**6**	***5.4***	**5**	***5.2***
Loomis	2	*5.3*	6	*6.3*
Group	**5**	***5.4***	**5**	***5.4***

For further information please contact:

Alf Göransson, President and CEO, +46 8 657 7400
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations, +44 20 8432 6523

Information meeting

An information meeting will be held on May 14, 2007, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in the Q&A session), please register in advance via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=123598&Conf=176564 and follow the instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitas.com

For a recorded version of the information meeting please dial +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 748409.

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise: Security Services North America, Security Services Europe, Mobile and Monitoring, Other and Loomis. Further information is provided under the section for each division and under Accounting principles on page 11 and 12.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group January - March 2007

Sales amounted to MSEK 15,218 (14,948). Organic sales growth was 5 percent, which is unchanged compared to the first quarter 2006. The organic sales growth rate was negatively impacted by strong sales in the first quarter of 2006, related to the hurricanes in 2005 in the USA, and by Loomis.

Operating income before amortization was MSEK 823 (809), which adjusted for changes in exchange rates was an increase by 7 percent compared to the first quarter 2006. The increase was driven by the large customer guarding operations in Security Services North America and Security Services Europe.

The operating margin was 5.4 percent (5.4). Acquisition related restructuring costs have impacted the period by MSEK 0 (0).

Revaluation of financial instruments amounted to MSEK 0 (-2).

Financial income and expense amounted to MSEK -129 (-119).

Income before taxes of MSEK 694 (655) was positively impacted by MSEK 50 related to the settlement of the Globe/Federal Aviation Administration dispute in the USA and negatively impacted by MSEK 26 related to Loomis re-branding costs. Adjusted for changes in exchange rates, income before taxes increased with 12 percent.

The Group's tax rate was 25.4 percent (31.1). The tax rate of 31.1 percent in 2006 includes tax effects from items effecting comparability of approximately 5 percentage points.

The net income was MSEK 518 (451). Earnings per share was SEK 1.41 (1.23). Earnings per share before items affecting comparability was SEK 1.37 (1.25).

The process of taking the Securitas strategy one step further, will be presented in conjunction with the presentation of the half year interim report in August 2007.

Security Services North America

Security Services North America	January – March		January – December
MSEK	**2007**	**2006**	**2006**
Total sales	**5,234**	**5,537**	**21,736**
Organic sales growth, %	*4*	*6*	*5*
Operating income before amortization	**260**	**260**	**1,088**
Operating margin, %	*5.0*	*4.7*	*5.0*
Real change, %	*11*	-	-

Security Services North America provides specialized guarding services in the three countries of the North American continent: Canada, USA and Mexico. The division consists of one organization for National and Global Accounts; 10 geographical regions and three specialty regions (Automotive, Government Services and Energy) in the USA; plus Canada, Mexico and Pinkerton Consulting & Investigations. All in all, there are 108 geographical areas, 744 branch offices and more than 100,000 employees.

The service offering ranges from mobile patrols, specialized guarding, receptionist services, console operations, alarm response and event security to security consulting and onestop security solutions. The customer base represents most industries and sectors, including manufacturing, banking and finance, education, high-tech, entertainment, healthcare, residential areas, utilities and power, and retail.

January - March 2007

The organic sales growth was 4 percent in the first quarter. The lower organic sales growth rate compared to the first quarter 2006 is explained by last year's increased activities following the hurricanes in the USA, which had a positive effect on organic sales growth of 1–2 percentage points in the first quarter 2006.

The operating margin was 5.0 percent. The improvement in operating margin and the real change of operating income of 11 percent is primarily driven by improved gross margin in the US guarding operations.

Security Services Europe

Security Services Europe	January – March		January – December
MSEK	2007	2006	2006
Total sales	5,990	5,443	22,786
Organic sales growth, %	*8*	*5*	*7*
Operating income before amortization	330	305	1,316
Operating margin, %	*5.5*	*5.6*	*5.8*
Real change, %	*10*	-	-

As of January 1, 2007 the European guarding operation consists of Services Europe, providing specialized guarding operations for larger customers and Aviation, providing airport security. Services Europe, the large-customer operations, provides specialized guarding services for medium-sized and large companies in 19 countries across Europe. The organization is divided into 738 branches with a total of 83,500 employees.

During the past year, management in Europe has divided operations and organized them to serve customers - with permanent guarding for large customers and with Mobile and Monitoring for small and medium-sized customers. This specialization improves each area's ability to develop its services, increase its growth and create a focus within Securitas to develop the right type of customer service.

January – March 2007

The organic sales growth was 8 percent in the first quarter, driven by the continued growth in the contract portfolio. Strong organic sales growth was seen in markets such as Norway, UK, Belgium and the Netherlands, while the German market continues to be difficult. Aviation security is continuing to show double digit organic sales growth, mainly supported by the Arlanda and Bromma contract in Sweden that started in February 2007 with a total contract value of approximately MSEK 1,000 over five years.

The operating margin was 5.5 percent. Adjusted for the impact of last year's repayment of pension premiums from FORA AB in Sweden amounting to MSEK 6, the operating margin was unchanged compared to the first quarter 2006. Operating income showed a real change of 10 percent in the first quarter supported by the airport security business and improvements in markets such as Sweden, France, Spain and the Netherlands.

Mobile and Monitoring

Mobile and Monitoring	January – March		January – December
MSEK	2007	2006	2006
Total sales	1,143	1,065	4,419
Organic sales growth, %	*7*	*3*	*4*
Operating income before amortization	132	130	597
Operating margin, %	*11.5*	*12.2*	*13.5*
Real change, %	*2*	-	-

Mobile provides mobile security services for small and medium-sized businesses. Services range from beat patrol, call-out services, and city patrol to key-holding services. The average contract value is around EUR 300 per month. The fundamental customer base consists of firms that cannot have or do not need a full-time security service. Mobile is operating in 11 countries across Europe and has 6,200 employees spread among 34 regions and 274 branch offices.

Monitoring provides electronic alarm surveillance, and operates under the brand name of Alert Services. Its core business is to provide independent alarm, security and safety monitoring services for both homes and businesses. Alert Services is operating in eight countries across Europe and has 750 employees.

January – March 2007

The organic sales growth was 7 percent in the first quarter, which is 4 percentage points higher than in the first quarter 2006. Mobile has a strong focus on building a stronger and larger sales force in order to drive new sales and organic sales growth.

The operating margin was 11.5 percent, and includes costs for the build up of the sales organization.

Loomis

Loomis	January – March		January – December
MSEK	2007	2006	2006
Total sales	2,802	2,873	11,474
Organic sales growth, %	*2*	*6*	*5*
Operating income before amortization	148	180	838
Operating margin, %	*5.3*	*6.3*	*7.3*
Real change, %	*-13*	-	-

Loomis offers a complete range of integrated cash handling solutions and enjoys a strong market position in the USA and in western Europe. Services are primarily targeted on central banks, commercial banks, retail chains and shops. Loomis provides customers with a secure and efficient service for cash handling.

Services are divided into three areas: Cash transport, Cash handling and Technical services.

Håkan Ericson started as new CEO of Loomis in September 2006. Cal Murri, former regional President in the Western Region in the USA, was appointed President for the US operations as of October 2006. Loomis is a separate legal entity within the Securitas Group.

Late 2006 the division started its re-branding from Securitas Cash Handling Services to Loomis, which is the brand name for all operations in Europe and in the USA.

Securitas plan to list Loomis on the Stockholm Stock Exchange. Due to the development in the UK cash handling operation, Loomis Cash Management Ltd (LCM), the listing will not take place in 2007.

January – March 2007

The organic sales growth was 2 percent, which is 4 percentage points lower than in the first quarter 2006. The decrease is mainly explained by lower organic sales growth rates in the USA and the UK. In Sweden the volumes are reduced due to the loss of the Swedbank contract.

The operating margin was 5.3 percent, which is 1 percentage point lower than last year. The reduced operating margin comes from pressure on wages in the US, losses in the Danish cash handling and higher cost of risk in the UK. Measures are taken and action plans are implemented in order to turn the negative trend in margins.

CASH FLOW

January - March 2007

Operating income before amortization amounted to MSEK 823 (809). Net investments in fixed assets after depreciation amounted to MSEK -16 (26).

Changes in accounts receivable amounted to MSEK -137 (-189). Changes in other operating capital employed amounted to MSEK -244 (-697). In the first quarter 2006 changes in other operating capital employed was negatively affected by payroll related timing differences in Security Services North America of MSEK 150 and an insurance related self retention payment of MSEK 120 in Loomis.

Cash flow from operating activities amounted to MSEK 426 (-51), equivalent to 52 percent (-6) of operating income before amortization.

Free cash flow was MSEK 205 (-256), equivalent to 38 percent (-49) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -145 (-40).

Cash flow from items affecting comparability was MSEK 14 (0).

Cash flow from financing activities was MSEK 2,040 (849).

Cash flow for the period was MSEK 2,114 (553).

CAPITAL EMPLOYED AND FINANCING

As of March 31, 2007

The Group's operating capital employed was MSEK 5,242 (4,669 as of December 31, 2006) corresponding to 8 percent of sales (8 as of December 31, 2006) adjusted for full year sales of acquired units.

Acquisitions have increased operating capital employed by MSEK 79 during the first quarter 2007.

Acquisitions increased consolidated goodwill by MSEK 27. Adjusted for positive translation differences of MSEK 364 total goodwill for the Group amounted to MSEK 14,423 (14,032 as of December 31, 2006).

Acquisitions increased acquisition related intangible fixed assets by MSEK 39 during the first quarter 2007. After amortization of MSEK -25 and negative translation differences of MSEK 8, acquisition related intangible fixed assets amounted to MSEK 470 (464 as of December 31, 2006) .

The Group's total capital employed was MSEK 20,313 (19,338 as December 31, 2006). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 485 after considering net investment hedging and MSEK 515 before net investment hedging of MSEK -30.

The return on capital employed was 8 percent (8 as of December 31, 2006).

The Group's net debt amounted to MSEK 9,886 (9,735 as of December 31, 2006). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 145, of which purchase price payments accounted for MSEK 152 and assumed net debt for MSEK -7. The Group's net debt increased by MSEK 217 during the first quarter of 2007 due to the translation of net debt in foreign currency to Swedish kronor.

Securitas AB's 6.125 percent MEUR 500 Euro Note has during the first quarter 2007 been reclassified from Interest bearing long-term liabilitites to Interest bearing current liabilities as it matures in March 2008. Securitas has access to long-term committed funding through its MUSD 1,100 Revolving Credit Facility that matures in 2011.

The interest cover ratio amounted to 4.5 (4.9). The free cash flow to net debt ratio amounted to 0.23 (0.19).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -22 (-16).

Shareholders' equity amounted to MSEK 10,428 (9,603 as of December 31, 2006). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 268 after considering net investment hedging of MSEK -30 and MSEK 298 before net investment hedging. Refer to page 15. Statement of recognized income and expense, for further information.

ACQUISITIONS

All acquisition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – March 2007 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						14,032	464
KARE, *Turkey* [5]	Security Services Europe	Jan 1	-	52	54	15	-
Black Star, *Spain* [5]	Security Services Europe	n/a	-	47	47	-	-
Chubb van den Enden, *the Netherlands*	Security Services Europe and Mobile & Monitoring	March 1	56	17	17	-	16
Other acquisitions [6]			114	36	27	12	23
Total acquisitions January – March 2007			-	152	145	27	39
Amortization of acq. related intangible fixed assets						-	-25
Translation differences						364	-8
Closing balance						14,423	470

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Deferred considerations paid in Q1 2007 for KARE and Black Star acquisitions. 6) Värmlandsvakt (contract portfolio), Royal Säkerhet AB, Services Sweden, IDS (contract portfolio), Services Germany, Patrol (contract portfolio), Services Switzerland, FS&P NV, Services Belgium, Eureca (contract portfolio), Kuypers (contract portfolio) and Hummel (contract portfolio), Alert Services Netherlands, Aseco & Proguard, Uruguay

KARE, Turkey

As announced in the full year report for 2006 Security Services Europe has, through DAK Güvenlik, acquired 100 percent of KARE in Turkey. The company, which has 900 employees, has annual sales of MTRY 15 (MSEK 72) in guarding. The acquisition will strengthen Securitas' presence in Istanbul and Ankara. The total enterprise value of the acquisition is now estimated to MTRY 11 (MSEK 57) which will be partly based on the financial performance of the company during 2007. It is included in Securitas as from December 31, 2006 and, as planned, the first part of the purchase price was paid in January 2007.

Black Star, Spain

Black Star in Spain was acquired in December 2005 and a deferred consideration of MEUR 5 (MSEK 47) was paid as planned during the first quarter 2007. A further MEUR 5 will be paid during the first quarter 2008.

Chubb van den Enden, the Netherlands

In March 2007, Securitas acquired Chubb van den Enden with total sales of MEUR 6 (MSEK 56) in 2006 with 200 employees in the Netherlands. Enterprise value is MEUR 1.8 (MSEK 17) on a net debt free basis. The acquisition has been consolidated in Securitas as of March 1, 2007.

Securitas is already active in the region Noord-Brabant of the Netherlands and by the acquisition Securitas confirms its market leading position in mobile guarding in the Netherlands. Chubb Van den Enden has a good position in the region and provides further growth opportunities in mobile guarding services in the Netherlands.

Protection Service, France

In April 2007, Security Services Europe acquired certain asset and customer contracts of Protection Services in France. The company is focused on retail clients and Securitas takes over personnel and customers corresponding to annual sales of MEUR 19 (MSEK 180). With the acquisition, Securitas becomes the leading player in the French private security market for retail customers.

The enterprise value of the acquisition is estimated to MEUR 1.9 (MSEK 18). The acquisition will be integrated in Securitas as of April 1, 2007.

Seguridad, Argentina

In April 2007, Securitas in Argentina entered into an agreement to acquire 100 percent of the shares in Seguridad Argentina S.A. The acquisition has estimated sales in 2007 of approximately MARS 84 (MSEK 189). Enterprise value is estimated to MARS 28 (MSEK 63).

Seguridad Argentina S. A. is one of the four major players in security services in Argentina with 2,500 employees. The contract portfolio includes security services in the major Argentinean airports. Included in the acquisition is also one of a few authorized guard training centers. With this acquisition Securitas will be the leading security services supplier in Argentina with approximately 7,000 employees and annual sales of MSEK 500.

CPI, Romania

In April 2007, Security Services Europe agreed to acquire 55 percent of the shares in CPI Security Group in Romania. The purchase of the remaining 45 percent of the shares is agreed to take place in 2010 and will be based on the financial performance of the company until the year 2009. Enterprise value is estimated to MSEK 29.

CPI Security Group is one of the major players on the Romanian security market with wide coverage and a strong customer portfolio mainly within permanent guarding services. The company has estimated annual sales for 2007 of MRON 30 (MSEK 87) and more than 2,000 employees.

Romania entered the European Union on January 1, 2007 which constitutes a good foundation for continued growth and stability. The Romanian economy is developing with a GDP growth of more than 7 percent in 2006 and the Romanian security market is estimated to be worth MSEK 2,500. The acquisition will be integrated in Securitas as of May 1, 2007.

NEW GROUP MANAGEMENT

President and CEO Alf Göransson has appointed the members in the Securitas Management Group, which reflects the new divisons specialized in security services and mobile and monitoring.

Santiago Galaz Diaz, President, Security Services North America
Bill Barthelemy, Chief Operating Officer, Security Services USA
Tore K Nilsen, President, Security Services Europe
Bart Adam, Chief Operating Officer, Security Services Europe
Morten Rönning, President, Mobile
Lucien Meeus, President, Alert Services
Olof Bengtsson, Senior Vice President Corporate Finance
Bengt Gustafson, Senior Vice President Chief Legal Counsel (from the third quarter 2007)
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs
Jan Lindström, Senior Vice President Finance

CEO Alf Göransson has also appointed three senior Securitas excecutives to investigate the potential for the company to get established in Latin America, India and China. These three persons will report to the CEO.

Håkan Winberg will leave his position as Chief Financial Officer and Executive Vice President as of May 14, 2007. He will remain with Securitas AB reporting to Alf Göransson until September 30, 2007.

OTHER SIGNIFICANT EVENTS

Esabe

The final settlement has been signed by all parties and has been submitted to the relevant Spanish court for its approval. A provision for this amount was established as of December 31, 2006.

Globe/Federal Aviation Administration

This dispute has been settled during the first quarter 2007.

Brazil

In connection with the efforts of Securitas to expand its activities in South America. Securitas entered into an agreement in 2005 with respect to a possible acquisition of a Security guard company in Brazil. In order to support this company Securitas provided a bank guarantee for the benefit of the subject company. Securitas has fulfilled its obligations under the bank guarantee during the first quarter 2007. A provision for the full amount of the bank guarantee was established as of December 31, 2006.

Loomis Cash Management Ltd. (LCM)

During the first quarter 2007, it came to the attention of management that the cut off procedures implemented at year end 2006 were not fully comprehensive. As a result, improved cut off processes are being implemented in an effort to improve the quality in the valuation of historical variance and to provide confirmation of the cash management system's stability. It is expected that the result of the cut off and the stock take will be known during the second half 2007.

With reference to the stability of the cash management system, the LCM management is continuously improving its control over the accuracy of the daily reconciliation systems and reviewing the internal controls. LCM is also engaged in a review of its joint business processes with the banks.

With reference to the historical variance, investigative activities undertaken to date have not been successful in identifying the source(s) of the variance. It is therefore not yet possible to determine in a meaningful way the rights and obligations of LCM in respect of third parties or the ability of LCM to claim any part of the variance through insurance.

No changes to the provision of MGBP 61 established as of December 31, 2006 have been deemed justified.

In light of the foregoing, a listing of the Loomis will not take place during 2007.

For further background information regarding items affecting comparability and contingent liabilities refer to the published Annual Report for 2006.

Securitas Employee Convertible series 1-4 2002/2007

The conversion period for the four convertible loans, issued by Securitas AB to Securitas Employee Convertible 2002 Holding S.A. in Luxembourg in May 2002, ended on April 18, 2007. The loans amounted to MEUR 254,497,500 corresponding to 14,555,657 new series B-shares in Securitas AB. No conversion has taken place and the loans were fully paid back on May 2, 2007.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS, which is the basis for the preparation of this interim report can be found in Note 2 on pages 74 to 78 in the published Annual Report for 2006. The accounting principles are also available on the Group's website www.securitas.com under the section Financial Information – Accounting Principles.

Segment reporting

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise:

Security Services North America (previously Security Services USA)

The change of name does not involve any change in respect of what operations the segment includes. Further information regarding the segment is provided on page 4.

Security Services Europe

As of January 1, 2007 Security Services Europe excludes the operations included under the new primary segment Mobile and Monitoring. Further information regarding the segment is provided on page 5.

Mobile and Monitoring

The operations within the primary segment Mobile and Monitoring was previously a part of Security Services Europe. Further information regarding the new segment is provided on page 6.

Other

In addition to the head office and the Group's joint venture Securitas Direct S.A. (Switzerland), the segment now also includes the operations in Latin America. During 2006 the operations in Argentina were included in Security Services Europe. From January 1, 2007 the operations in Argentina as well as the newly acquired operations in Uruguay forms part of the segment Other.

Loomis (previously Cash Handling Services)

The change of name does not involve any change in respect of what operations the segment includes. Further information regarding the segment is provided on page 7.

Comparatives have been restated to reflect the change in segment structure.

Stockholm, May 14, 2007

Alf Göransson
President and Chief Executive Officer

This report has not been reviewed by the company's auditors.

Income

MSEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006	Jan-Dec 2005
Continuing operations				
Sales	14,982.6	14,804.1	59,552.5	56,801.1
Sales, acquired business	234.9	143.8	970.5	1,399.5
Total sales	**15,217.5**	**14,947.9**	**60,523.0**	**58,200.6**
Organic sales growth, % [1]	*5*	*5*	*6*	*4*
Production expenses	-12,380.3	-12,144.6	-49,029.8	-46,781.8
Gross income	2,837.2	2,803.3	**11,493.2**	**11,418.8**
Selling and administrative expenses	-2,017.7	-1,994.3	-7,907.0	-7,692.8
Other operating income [2]	3.9	-	4.9	-
Operating income before amortization	**823.4**	**809.0**	**3,591.1**	**3,526.0**
Operating margin, %	*5.4*	*5.4*	*5.9*	*6.1*
Amortization of acquisition related intangible fixed assets	-24.8	-23.6	-93.3	-98.1
Acquisition related restructuring costs	0.0	-0.2	-0.4	-1.1
Items affecting comparability	23.7	-10.0	-2,060.2	-150.6
Operating income after amortization	822.3	**775.2**	**1,437.2**	**3,276.2**
Financial income and expense	-128.5	-119.3	-519.8	-483.2
Revaluation of financial instruments [3]	-0.3	-1.8	-35.8	36.2
Share in income of associated companies	0.4	0.4	1.2	11.8
Income before taxes	693.9	**654.5**	**882.8**	**2,841.0**
Net margin, %	*4.6*	*4.4*	*1.5*	*4.9*
Current taxes	-155.9	-165.4	-690.7	-777.5
Deferred taxes	-20.3	-37.9	321.4	94.5
Net income for the period, continuing operations	517.7	**451.2**	**513.5**	**2,158.0**
Net income for the period, discontinued operations	-	154.5	338.5	555.7
Net income for the period, all operations	517.7	**605.7**	**852.0**	**2,713.7**
Whereof attributable to:				
Equity holders of the Parent Company	517.7	605.4	850.4	2,712.2
Minority interests	0.0	0.3	1.6	1.5
Earnings per share before dilution, continuing operations (SEK)	1.42	1.24	1.41	5.91
Earnings per share before dilution, discontinued operations (SEK)	-	0.42	0.92	1.52
Earnings per share before dilution, all operations (SEK)	1.42	1.66	2.33	7.43
Earnings per share after dilution, continuing operations (SEK)	1.41	1.23	1.41	5.84
Earnings per share after dilution, discontinued operations (SEK)	-	0.41	0.90	1.47
Earnings per share after dilution, all operations (SEK)	1.41	1.64	2.31	7.31

Cash flow

Operating cash flow MSEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006	Jan-Dec 2005
Continuing operations				
Operating activities				
Operating income before amortization	823.4	809.0	3,591.1	3,526.0
Investment in fixed assets	-376.0	-342.7	-1,511.8	-1,496.0
Reversal of depreciation	359.4	368.0	1,477.9	1,509.7
Change in accounts receivable	-136.7	-188.7	-702.6	-311.8
Changes in other operating capital employed	-243.7	-697.0	210.5	399.9
Cash flow from operational activities	**426.4**	**-51.4**	**3,065.1**	**3,627.8**
Cash flow from operational activities, %	*52*	*-6*	*85*	*103*
Financial income and expenses paid	-90.5	-114.5	-516.1	-445.3
Current taxes paid	-131.2	-90.1	-769.0	-796.9
Free cash flow	**204.7**	**-256.0**	**1,780.0**	**2,385.6**
Free cash flow, % [4]	*38*	*-49*	*75*	*105*
Cash flow from investing activities, acquisitions	-144.5	-39.7	-361.2	-862.5
Cash flow from items affecting comparability	14.1	-	-129.3	19.5
Cash flow from financing activities	2,039.5	849.3	-1,106.3	-3,313.5
Cash flow for the period, continuing operations	**2,113.8**	553.6	183.2	**-1,770.9**
Cash flow for the period, discontinued operations	-	847.6	-1,251.0	2,026.2
Cash flow for the period, all operations	2,113.8	**1,401.2**	**-1,067.8**	**255.3**

Cash flow MSEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006	Jan-Dec 2005
Cash flow from operations, continuing operations	594.8	86.5	3,162.1	3,896.8
Cash flow from operations, discontinued operations	-	328.4	563.4	965.9
Cash flow from operations, all operations	594.8	**414.9**	3,725.5	**4,862.7**
Cash flow from investing activities, continuing operations	-520.5	-382.2	-1,872.6	-2,354.2
Cash flow from investing activities, discontinued operations	-	-195.2	-676.4	-1,060.6
Cash flow from investing activities, all operations	-520.5	**-577.4**	**-2,549.0**	**-3,414.8**
Cash flow from financing activities, continuing operations	2,039.5	849.3	-1,106.3	-3,313.5
Cash flow from financing activities, discontinued operations	-	714.4	-1,138.0	2,120.9
Cash flow from financing activities, all operations	2,039.5	**1,563.7**	**-2,244.3**	**-1,192.6**
Cash flow for the period, continuing operations	2,113.8	553.6	183.2	-1,770.9
Cash flow for the period, discontinued operations	-	847.6	-1,251.0	2,026.2
Cash flow for the period, all operations	2,113.8	1,401.2	-1,067.8	255.3

Notes 1–4 refers to page 17

Change in net debt MSEK	**Jan-Mar 2007**	**Jan-Mar 2006**	**Jan-Dec 2006**	**Jan-Dec 2005**
Opening balance	-9,734.6	-11,944.8	-11,944.8	-10,633.1
Effect of change in accounting principle	-	-	-	-3.8
Opening balance adjusted in accordance with new principle	-9,734.6	-11,944.8	-11,944.8	-10,636.9
Cash flow for the period, all operations	2,113.8	1,401.2	-1,067.8	255.3
Change in loans, all operations	-2,039.5	-1,563.7	966.6	97.4
Change in net debt before revaluation and translation differences, all operations	74.3	-162.5	-101.2	352.7
Revaluation of financial instruments, all operations [3]	-8.3	13.2	-16.2	51.8
Translation differences, all operations	-216.9	132.2	695.2	-1,712.4
Impact from dividend of discontinued operations	-	-	1,632.4	-
Change in net debt, all operations	-150.9	-17.1	2,210.2	-1,307.9
Closing balance	-9,885.5	-11,961.9	-9,734.6	-11,944.8

Capital employed and financing

MSEK	**Mar 31, 2007**	**Dec 31, 2006**	**Mar 31, 2006**	**Dec 31, 2005**
Operating capital employed, continuing operations	5,241.6	4,669.2	6,651.8	5,923.7
Operating capital employed as % of sales, continuing operations [5]	*8*	*8*	*11*	*10*
Return on operating capital employed, continuing operations, % [6]	*32*	*29*	*54*	*60*
Goodwill, continuing operations	14,423.0	14,031.6	15,195.2	15,317.6
Acquisition related intangible fixed assets, continuing operations	469.9	464.2	354.5	359.3
Shares in associated companies, continuing operations	178.8	172.7	179.5	178.6
Capital employed, continuing operations	20,313.3	19,337.7	22,381.0	21,779.2
Return on capital employed, continuing operations % [7]	*8*	*8*	*15*	*16*
Capital employed, discontinued operations	-	-	4,837.2	4,738.5
Capital employed, all operations	20,313.3	19,337.7	27,218.2	26,517.7
Net debt, all operations	-9,885.5	-9,734.6	-11,961.9	-11,944.8
Shareholders' equity, all operations	10,427.8	9,603.1	15,256.3	14,572.9
Net debt equity ratio/multiple, all operations [8]	*0.95*	*1.01*	*0.78*	*0.82*

Balance Sheet

MSEK	**Mar 31, 2007**	**Dec 31, 2006**	**Mar 31, 2006**	**Dec 31, 2005**
ASSETS				
Fixed assets				
Goodwill	14,423.0	14,031.6	17,637.2	17,792.4
Acquisition related intangible fixed assets	469.9	484.2	625.6	638.5
Other intangible fixed assets	204.5	172.7	315.1	313.3
Tangible fixed assets	4,811.2	4,746.5	5,902.1	5,941.5
Shares in associated companies	178.8	172.7	179.5	178.6
Non-interest bearing financial fixed assets	2,491.6	2,484.3	1,989.7	2,135.6
Interest bearing financial fixed assets	1,405.2	1,251.6	1,206.1	1,166.8
Total fixed assets	23,984.2	23,303.8	27,855.3	28,166.7
Current assets				
Non-interest bearing current assets	11,296.9	10,500.7	14,556.3	13,974.9
Other interest bearing current assets	87.3	247.3	114.6	668.5
Liquid funds	3,812.0	1,668.0	4,246.0	3,470.8
Total current assets	15,196.2	12,416.0	18,916.9	18,114.2
TOTAL ASSETS	39,180.4	35,719.8	46,772.2	46,280.9

MSEK	**Mar 31, 2007**	**Dec 31, 2006**	**Mar 31, 2006**	**Dec 31, 2005**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Attributable to the equity holders of the Parent Company	10,427.5	9,602.7	15,255.1	14,571.4
Minority interests	0.3	0.4	1.2	1.5
Total shareholders' equity	10,427.8	9,603.1	15,256.3	14,572.9
Equity ratio, %	*27*	*27*	*33*	*31*
Long-term liabilities				
Non-interest bearing long-term liabilities	203.4	368.9	263.6	99.1
Interest bearing long-term liabilities	253.8	4,906.9	7,617.7	7,635.2
Non-interest bearing provisions	3,586.3	3,536.1	2,181.3	2,449.8
Total long-term liabilities	4,043.5	8,811.9	10,062.6	10,184.1
Current liabilities				
Non-interest bearing current liabilities	9,772.9	9,310.0	11,542.4	11,908.2
Interest bearing current liabilities	14,936.2	7,994.8	9,910.9	9,615.7
Total current liabilities	24,709.1	17,304.8	21,453.3	21,523.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	39,180.4	35,719.8	46,772.2	46,280.9

Notes 3 and 5–8 refer to pages 17 and 18.

Statement of Recognized Income and Expense

MSEK	Mar 31, 2007			Dec 31, 2006			Mar 31, 2006		
	Attributable to equity holders of the Parent Company	Minority Interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority Interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax, all operations	44.1	-	44.1	-8.6	-	-8.6	172.6	-	172.6
Cash flow hedges net of tax, all operations [3)]	-5.6	-	-5.6	14.1	-	14.1	10.8	-	10.8
Net investment hedges, all operations	-30.0	-	-30.0	354.5	-	354.5	89.9	-	89.9
Translation differences, all operations	298.6	-0.1	298.5	-1,288.8	-1.3	-1,290.1	-195.0	-0.6	-195.6
Net income/expense recognized directly in equity	307.1	-0.1	307.0	-928.8	-1.3	-930.1	78.3	-0.6	77.7
Net income for the period, all operations	517.7	0.0	517.7	850.4	1.6	852.0	605.4	0.3	605.7
Total income/expense for the period	824.8	-0.1	824.7	-78.4	0.3	-78.1	683.7	-0.3	683.4

Changes in shareholders' equity is provided in Note 9.

Data per share

SEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006	Jan-Dec 2005
Share price, end of period, continuing operations *	103.00	99.00	106.00	90.00
Earnings per share before dilution and before items affecting comparability, continuing operations	1.38	1.25	6.00	6.32
Earnings per share before dilution, continuing operations	1.42	1.24	1.41	5.91
Earnings per share before dilution, discontinued operations	-	0.42	0.92	1.52
Earnings per share before dilution, all operations	1.42	1.66	2.33	7.43
Earnings per share after dilution and before items affecting comparability, continuing operations	1.37	1.25	5.97	6.24
Earnings per share after dilution, continuing operations	1.41	1.23	1.41	5.84
Earnings per share after dilution, discontinued operations	-	0.41	0.90	1.47
Earnings per share after dilution, all operations	1.41	1.64	2.31	7.31
Dividend	-	-	3.10	3.50
P/E-ratio after dilution and before items affecting comparability, continuing operations	-	-	18	14
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	379,614,554	375,015,400	379,614,554	375,015,400
Average number of shares after dilution	379,614,554	375,015,400	376,165,189	378,712,105

* *The share price was recalculated after the dividend of Securitas Direct AB and Securitas Systems AB.*

Notes 3 and 9 refer to pages 17 and 18.

Segment overview January – March 2007 and 2006

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise. Security Services North America, Security Services Europe. Mobile and Monitoring, Other and Loomis. Further information is provided under the section for each division and under Accounting principles on page 11 and 12.

Comparatives have been restated to reflect the change in segment structure.

January – March 2007 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	Security Services	Loomis	Eliminations	Group
Sales, external	5,234	5,990	1,106	87	-	12,417	2,801	-	15.218
Sales, intra-group	-	0	37	-	-32	5	1	-6	-
Total sales	**5,234**	**5,990**	**1,143**	**87**	**-32**	**12,422**	**2,802**	**-6**	**15,218**
Organic sales growth, %	***4***	***8***	***7***	-	-	***6***	***2***	-	***5***
Operating income before amortization	**260**	**330**	**132**	**-47**	-	**675**	**148**	-	**823**
Operating margin, %	***5.0***	***5.5***	***11.5***	-	-	***5.4***	***5.3***	-	***5.4***
Amortization of acquisition related intangible fixed assets	-6	-7	-8	-1	-	-22	-3	-	-25
Acquisition related restructuring costs	-	0	-	-	-	0	-	-	0
Items affecting comparability	50	-	-	-	-	50	-26	-	24
Operating income after amortization	**304**	**323**	**124**	**-48**	-	**703**	**119**	-	**822**

January – March 2006 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	Security Services	Loomis	Eliminations	Group
Sales, external	5,537	5,442	1,025	74	-	12,078	2,870	-	14,948
Sales, intra-group	-	1	40	-	-30	11	3	-14	-
Total sales	**5,537**	**5,443**	**1,065**	**74**	**-30**	**12,089**	**2,873**	**-14**	**14,948**
Organic sales growth, %	***6***	***5***	***3***	-	-	***5***	***6***	-	***5***
Operating income before amortization	**260**	**305**	**130**	**-66**	-	**629**	**180**	-	**809**
Operating margin, %	***4.7***	***5.6***	***12.2***	-	-	***5.2***	***6.3***	-	***5.4***
Amortization of acquisition related intangible fixed assets	-8	-5	-6	-1	-	-20	-4	-	-24
Acquisition related restructuring costs	-	0	0	-	-	0	-	-	0
Items affecting comparability	-	-	-	-10	-	-10	-	-	-10
Operating income after amortization	**252**	**300**	**124**	**-77**	-	**599**	**176**	-	**775**

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Jan – Mar 2007	Jan – Mar 2006	%
Total sales	15,218	14,948	2
Acquisitions/Divestitures	-235	0	
Currency change from 2006	794	-	
Organic sales	15,777	14,948	5

Operating income, MSEK	Jan – Mar 2007	Jan – Mar 2006	%
Operating income	823	809	2
Currency change from 2006	46	-	
Operating income	869	809	7

Income before taxes, MSEK	Jan – Mar 2007	Jan – Mar 2006	%
Income before taxes	694	655	6
Currency change from 2006	38	-	
Income before taxes	732	655	12

Note 2 Other operating income
Other operating income comprises of trademark fees from Securitas Direct AB and Securitas Systems AB.

Note 3 Revaluation of financial instruments

MSEK	Jan-Mar 2007	Jan-Mar 2006	Jan-Dec 2006	Jan-Dec 2005
Recognized in the statement of income				
Revaluation of financial instruments	-0.3	-1.8	-35.8	36.2
Deferred tax	0.1	0.5	10.0	-10.1
Impact on net income	-0.2	-1.3	-25.8	26.1
Recognized via statement of recognized income and expense				
Cash flow hedges	-8.0	15.0	19.6	15.6
Deferred tax	2.4	-4.2	-5.5	-4.4
Cash flow hedges net of tax	-5.6	10.8	14.1	11.2
Total revaluation before tax	-8.3	13.2	-16.2	51.8
Total deferred tax	2.5	-3.7	4.5	-14.5
Total revaluation after tax	-5.8	9.5	-11.7	37.3

The amount disclosed in the specification of Change in net debt on page 14 is the total revaluation before tax.

Note 4 Free cash flow, %
Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Operating capital employed as % of sales, continuing operations
Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 6 Return on operating capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of the average balance of operating capital employed.

Note 7 Return on capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 8 Net debt equity ratio/multiple, all operations
Net debt in relation to shareholders' equity

Note 9 Changes in shareholders' equity

MSEK	Mar 31, 2007 Attributable to equity holders of the Parent Company	Mar 31, 2007 Minority interests	Mar 31, 2007 Total	Dec 31, 2006 Attributable to equity holders of the Parent Company	Dec 31, 2006 Minority interests	Dec 31, 2006 Total	Mar 31, 2006 Attributable to equity holders of the Parent Company	Mar 31, 2006 Minority interests	Mar 31, 2006 Total
Opening balance January 1, 2007/2006	9 602.7	0.4	9,603.1	14,571.4	1.5	14,572.9	14,571.4	1.5	14,572.9
Actuarial gains and losses net of tax, all operations	44.1	-	44.1	-8.6	-	-8.6	172.6	-	172.6
Cash flow hedges net of tax, all operations	-5.6	-	-5.6	14.1	-	14.1	10.8	-	10.8
Net investment hedges, all operations	-30.0	-	-30.0	354.5	-	354.5	89.9	-	89.9
Translation differences, all operations	298.6	-0.1	298.5	-1,288.8	-1.3	-1,290.1	-195.0	-0.6	-195.6
Net income /expense recognized directly in equity	307.1	-0.1	307.0	-928.8	-1.3	-930.1	78.3	-0.6	77.7
Net income for the period, all operations	517.7	0.0	517.7	850.4	1.6	852.0	605.4	0.3	605.7
Total income/expense for the period	824.8	-0.1	824.7	-78.4	0.3	-78.1	683.7	-0.3	683.4
Dividend paid to the shareholders of the Parent Company	-	-	-	-1,277.7	-	-1,277.7	-	-	-
Dividend of net assets in Direct and Systems	-	-	-	-3,612.6	-1.4	-3,614.0	-	-	-
Closing balance March 31/December 31, 2007/2006	10,427.5	0.3	10,427.8	9,602.7	0.4	9,603.1	15,255.1	1.2	15,256.3

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 215,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

END